SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of the Fourth Meeting of the Eighth Board of Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 30, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Fourth Meeting of the Eighth Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Fourth Meeting of the Eighth Board of Directors published by us on the website of Shanghai Stock Exchange and some newspapers in China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, October 29, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2014-23

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Fourth Meeting of the Eighth Board of Directors

The Company’s Board of Directors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

The fourth meeting (the “Meeting”) of the Eighth Board of Directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held by correspondence on October 29, 2014 after all the directors were notified by fax and letter on October 15, 2014. Of the 12 directors who should attend the Meeting, 12 were in attendance. The members of the Company’s Board of Supervisors and the secretary of the Board sat in on the Meeting. The Meeting was held in compliance with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited.

Wang Zhiqing, Chairman of the Board, presided over the Meeting, at which the Board discussed and adopted the following resolutions one by one:

Resolution 1 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s 2014 Third Quarterly Report, and authorizing the secretary of the Board to transmit the report to Hong Kong Stock Exchange, Shanghai Stock Exchange and New York Stock Exchange in accordance with the relevant regulations.

Resolution 2 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s transfer by agreement of its 50% equity interest in Shanghai BOC-SPC Gases Co., Ltd. (“BSG”) to SPC Investment and Development Co., Ltd., a wholly owned subsidiary of the Company (“SID”), as the Company’s additional capital contribution to SID, with the record date of the equity transfer being May 31, 2014, and the transfer price to be determined on the basis of RMB270.4375 million, which is the value of BSG’s net assets determined in the audit report for BSG issued by an intermediary.

Resolution 3 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s holding of its first extraordinary general meeting for 2014 at the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 2:00 p.m. on December 23, 2014.

Resolution 4 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s holding of its first class meeting of A shareholders for 2014 at the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 2:30 p.m. on December 23, 2014 or immediately after the first extraordinary general meeting for 2014.

Resolution 5 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, approving the Company’s holding of its first class meeting of H shareholders for 2014 at the Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai at 3:00 p.m. on December 23, 2014 or immediately after the first class meeting of A shareholders for 2014.

Please see the Announcement on Resolutions of the Second Meeting of the Eighth Board of Directors published on August 18, 2014 for the proposals to be deliberated at the abovementioned extraordinary general meeting and class meetings of shareholders.

Resolution 6 was adopted with 12 votes in favor, 0 votes against and 0 abstentions, authorizing the secretary of the Board to duly issue notices about the Company’s first extraordinary general meeting for 2014, first class meeting of A shareholders for 2014 and first class meeting of H shareholders for 2014, and to distribute circulars to H shareholders in accordance with the relevant rules of Hong Kong Stock Exchange.

Board of Directors of
Sinopec Shanghai Petrochemical Company Limited
October 29, 2014